Exhibit 1

Corus Entertainment Inc. - Second Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended		Six months ended
(Unaudited)	February 28,	February 29,	February 28,	February 29,
(thousands of Canadian dollars except per share data)	2005	2004	2005	2004
Revenues	155,300	155,019	335,900	339,981
Segment profit
Radio	10,014	7,734	31,038	25,535
Television	30,411	26,495	75,356	66,283
Content	1,525	2,830	1,647	5,435
Corporate	(4,192)	(2,985)	(7,815)	(5,716)
Eliminations	266	(5)	163	(199)
	38,024	34,069	100,389	91,338
Net income	12,945	8,305	42,022	14,005
Earnings per share
Basic and diluted	$0.30	$0.19	$0.98	$0.33
Weighted average number of shares outstanding (in thousands)
Basic	42,745	42,733	42,742	42,700
Diluted	43,000	43,030	42,901	42,900

Significant Events in the Quarter

•
Corus received a record 47 nominations for the 2004 Gemini Awards. At the awards ceremonies, held December 11, 12 and 13, 2004, Corus was awarded 10 Geminis for television properties produced in association with independent producers, including three wins for the Movie Central original mini-series, Slings & Arrows.

•
BBM radio ratings for Fall 2004 were released on December 16, 2004 and Corus Radio retained it’s #1 position with the largest audience reach and hours tuned. Corus holds the top-rated stations in key demographics in Vancouver, Calgary, Edmonton, Winnipeg, Toronto and Montreal and has positive momentum on the developing stations.

•
On December 16, 2004, the Canadian Radio-television and Telecommunications Commission (“CRTC”) announced a new policy for the introduction of foreign third-language television channels. Generally, all applications for general interest third-language services will be approved subject to certain packaging and programming rights conditions.

•	On December 31, 2004 the Company paid a semi-annual dividend of $0.02 and $0.025 to holders of its Class A and Class B shares respectively.

•	On January 7, 2005 the CRTC issued a call for comments regarding the policies that would be applied to the so-called migration of broadcast distribution systems to digital technology.

•
In January, 2005 the Company joined the rest of the world in massive fund raising efforts to aid the victims of the devastating tsunami in South East Asia. A Corus daylong Radiothon raised more than $500,000, while CMT simulcast the successful Canada for Asia tsunami relief concert, helping to raise more than $4.5 million.

•	On January 14, 2005 the CRTC issued a call for applications to operate a national general interest pay television service.

•	On January 17, 2005 Corus announced that its employees across the country had raised $325,000 in support of the United Way.

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•	On January 21, 2005 the CRTC approved an application by CHMP-FM 98.5 Montreal to change its format from music to news-talk.

•	On January 21, 2005 Corus announced that an agreement had been made with Newcap Inc., to sell the two Red Deer radio stations. The agreement is subject to CRTC approval.

•
Corus Entertainment Inc.’s credit facility with a syndicate of banks was amended effective January 31, 2005. The amendment resulted in an extension of the maturity of the facility to January 31, 2009. The amount committed is $215 million which is available on a revolving basis and repayable at maturity. Other terms of the amended credit facility are substantially similar to the credit facility prior to the amendment.

•	In February, 2005 Nelvana announced new deals at Toy Fair for kids’ characters Babar, Miss Spider’s SunnyPatch Friends and Franklin.

Significant Events Subsequent to the Quarter

•
On March 2, 2005 the CRTC decision regarding the Corus/Astral swap of Quebec based radio stations was appealed to the federal Cabinet by a union representing journalists at CKAC Montreal. Cabinet will decide on or before April 21, 2005.

•
On March 8, 2005 the Canadian Women in Communications association named Susan Ross, Corus’ Executive Vice President and General Manager, Specialty Television, as Woman of the Year at a gala dinner in Ottawa. The award honours an individual who has had a significant impact on the industry, excelled in her career, and demonstrated leadership and support of the advancement of women, in both professional and volunteer spheres.

•
In March 2005, the Radio Marketing Bureau announced the winners of the 2005 Crystal Awards for creative excellence in radio spot commercials and promotional announcements. This year, Corus Radio won Gold Awards in 3 of the 6 categories in which they were eligible.

•
On April 14, 2005 the Company announced an increase to their financial guidance for fiscal 2005. Segment profit has been increased to a range of $190 to $200 million while free cash flow guidance has been increased to a range of $50 to $60 million.

•
On April 14, 2005 the Company announced an increase to its semi-annual dividend. The dividend payable in June 2005 will increase to $0.045/share and $0.05/share for Class A and B shareholders respectively.

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Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2004 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The second quarter was highlighted by strong net income growth and excellent operating performance from our Radio and Television segments. Net income for the quarter was $12.9 million on revenues of $155.3 million, compared to net income of $8.3 million on revenues of $155.0 million in the prior year. The Radio and Television segments delivered segment profit growth of 29% and 15% respectively, as consolidated segment profit grew 12% over the prior year.

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Second Quarter Results

Revenues

Revenues for the second quarter were $155.3 million, essentially unchanged from $155.0 million last year. Radio and Television experienced increases of 12% and 9% respectively driven by exceptionally strong advertising sales growth, while Content revenues were down 39% from the prior year primarily due to lower merchandising sales.

Operating, general and administrative expenses

Operating, general and administrative expenses for the second quarter were $117.3 million, down 3% from $121.0 million in the prior year. The decrease is primarily due to lower operating expenses in the Content division associated with lower revenues.

Depreciation

Depreciation expense for the second quarter was $5.6 million, a decrease of $1.4 million from last year. This change reflects a lower capital cost base due to reduced capital expenditures and existing assets becoming fully depreciated.

Amortization

Amortization expense for the second quarter was $1.2 million, down from $2.4 million last year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the second quarter was $13.8 million, down from $14.8 million last year primarily due to a lower average bank loan balance. The effective interest rate for the second quarter was 9.1% compared to 8.6% in the prior year reflecting a higher mix of fixed rate debt as the Company repaid its floating rate bank loans in the first quarter of 2005.

Other income, net

Other income for the second quarter was $2.6 million, compared to $3.7 million in the prior year. The current year’s quarter includes an unrealized derivative transaction gain of $1.5 million, while the prior year’s quarter includes an unrealized transaction gain of $3.8 million, offset by foreign exchange losses of $1.1 million

Income taxes

The effective tax rate for the second quarter was 30.7%, compared to the statutory rate of 36.3%.  The lower effective tax rate in the second quarter reflects an adjustment to income tax expense recognized in the first quarter. The effective tax rate is normalized at 36.3% for the six-month period.

Net income

Net income for the second quarter was $12.9 million, up from income of $8.3 million last year. Earnings per share for the second quarter were $0.30 basic and diluted, compared with earnings per share of $0.19 basic and diluted last year.

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Year to Date Results

Revenues

Revenues for the six-month period were $335.9 million, down 1% from $340.0 million last year. Radio and Television experienced increases of 10% and 6% respectively, while Content was down 39% from the prior year primarily due to lower merchandising revenues.

Operating, general and administrative expenses

Operating, general and administrative expenses for the six-month period were $235.5 million, down 5% from $248.6 million in the prior year. The decrease is primarily due to lower operating expenses in the Content division associated with lower revenues and effective cost containments in all operating divisions.

Depreciation

Depreciation expense for the six-month period was $11.0 million, a decrease of $2.1 million from last year. This change reflects a lower capital cost base due to reduced capital expenditures and existing assets becoming fully depreciated.

Amortization

Amortization expense for the six-month period was $2.3 million, down from $4.6 million last year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the six-month period was $27.4 million, down from $28.6 million last year primarily due to savings generated by a fixed-to-floating interest rate swap, and a lower average bank loan balance. The effective interest rate for the six-month period was 8.9% compared to 8.7% in the prior year.

Other income, net

Other income for the six-month period was $9.0 million, compared to $6.1 million in the prior year. The current year includes an unrealized derivative transaction gain of $3.6 million and foreign exchange gains of $4.0 million, while the prior year includes an unrealized derivative transaction gain of $3.3 million and foreign exchange gains of $1.6 million. The foreign exchange gains in the current year arise from the impact of the strengthening Canadian dollar on Corus’ U.S. dollar bank loan balance, which was repaid in the first quarter.

Income taxes

The effective tax rate for the six-month period was 36.3%, consistent with the statutory rate of 36.3%.

Net income

Net income for the six-month period was $42.0 million, up from income of $14.0 million last year. Earnings per share were $0.98 basic and diluted, compared with earnings per share of $0.33 basic and diluted last year.

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Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Six months ended
(Unaudited)	February 28,	February 29,	February 28,	February 29,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	53,542	47,839	119,075	108,577
Operating, general and administrative expenses	43,528	40,105	88,037	83,042
Segment profit	10,014	7,734	31,038	25,535

Revenues for the second quarter were $53.5 million, up 12% from the corresponding period last year. Revenue growth continued strong in Ontario and Quebec while in the West, Vancouver’s performance has improved and the Calgary cluster is progressing very well. Local and national airtime sales for the division increased over the prior year by 8% and 22%, respectively. Advertising spending in general has been strong and collectively, Corus Radio stations out-paced the growth in advertising in the markets in which Corus operates, according to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the three months ended February 28, 2005.

Revenues for the six-month period were $119.1 million, up 10% from the corresponding period last year as the buoyant advertising market experienced in the first quarter contributed to strong year over year improvement in the second quarter as well. Programming and format changes made in fiscal 2004 are helping drive strong sales results.

Operating, general and administrative expenses for the second quarter were $43.5 million, up 9% from the corresponding period last year. The increase was primarily due to a combination of factors including higher costs that vary with revenue, copyright fees and normalized programming costs associated with select programming changes like the highly successful CHMP in Montreal. In addition, the second quarter included one-time promotional costs whereas the corresponding period last year included non-recurring cost savings.

Operating, general and administrative expenses for the year to date were $88.0 million, up 6% from the corresponding period last year, mainly due to higher variable costs.

Segment profit for the second quarter was $10.0 million, an increase of 29% over the corresponding period last year reflecting the impact of revenue growth in the quarter. Segment profit for the six-month period was $31.0 million, up 22% from the corresponding period last year as the strong second quarter results added to a strong first quarter of the year.

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Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 40% interest in Teletoon and a 19.9% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital Adventure (now known as Corus Custom Networks), a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

	Three months ended		Six months ended
(Unaudited)	February 28,	February 29,	February 28,	February 29,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	81,724	75,171	180,244	169,374
Operating, general and administrative expenses	51,313	48,676	104,888	103,091
Segment profit	30,411	26,495	75,356	66,283

Revenues for the second quarter were $81.7 million, up 9% over the corresponding period last year. Revenue growth was driven by strong specialty advertising growth of 21% and subscriber growth of 5%. On the advertising side, the strong growth was driven by CMT, W, YTV and Teletoon. The subscriber revenue growth was driven by Movie Central, Corus’ western-based pay television service which grew by 8% in the second quarter and finished the quarter with 738,000 subscribers, up 34,000 from November 30, 2004. Revenues for the six-month period were $180.2 million, up 6% from the corresponding period last year. Specialty advertising revenues were up 13% for the six-month period and subscriber revenues were up 4%.

Operating, general and administrative expenses were $51.3 million for the second quarter, up 5% from the prior year. The increase was primarily due to higher overall cost of sales and higher variable costs associated with increased revenues. These increased costs were offset by effective cost containment in general and administrative overhead. These same factors contributed to operating, general and administrative expenses for the six-month period of $104.9 million, up 2% from the corresponding period last year.

Segment profit for the second quarter was $30.4 million, up 15% from the prior year. Segment profit for the six-month period was $75.4 million, up 14% from the corresponding period last year.

During the quarter the Company also sold its 50% share in the assets of the Locomotion Channel to a wholly-owned subsidiary of Sony Pictures Inc. for an aggregate $6.2 million purchase price. The purchase price is to be paid out over three years and a portion is subject to certain performance related holdbacks. There was no gain or loss for accounting purposes on this disposition.

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Content

The Content division consists of the production and distribution of television programs and the sale and licensing of related products.

Financial Highlights

	Three months ended		Six months ended
(Unaudited)	February 28,	February 29,	February 28,	February 29,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	20,841	34,291	39,769	65,009
Operating, general and administrative expenses	19,316	31,461	38,122	59,574
Segment profit	1,525	2,830	1,647	5,435

Revenues for the second quarter were $20.8 million, a decrease of 39% from the prior year.  During the quarter Content produced 19 episodes, primarily of Backyardigans, Miss Spider and Jacob Two Two, compared to 31 episodes in the prior year. Revenues were down in the second quarter primarily due to a decline in Beyblade sales combined with fewer episodes and a weaker U.S. dollar.  Revenues for the six month period were $39.8 million, down 39% from the corresponding period last year.  Revenues were down for the six month period due primarily to the decline in Beyblade revenue in both broadcast sales and licensing.

Operating, general and administrative expenses for the second quarter were $19.3 million, down by 39% from the prior year.  The reduction reflects the reduced amortization and cost of sales as the result of lower revenues in the second quarter.  Operating, general and administrative expenses for the six-month period were $38.1 million, down 36% from the prior year.  The decline is due primarily to lower amortization, costs associated with merchandising sales and a disciplined approach to cost control.

Segment profit for the second quarter was $1.5 million, compared to $2.8 million last year.  Segment profit for the six-month period was $1.6 million, compared to $5.4 million last year. The Content division continues to perform in line with the Company’s expectations.

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Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Financial Highlights

	Three months ended		Six months ended
(Unaudited)	February 28,	February 29,	February 28,	February 29,
(thousands of Canadian dollars)	2005	2004	2005	2004
Stock-based compensation	1,367	1,400	2,642	2,135
Other general and administrative costs	2,825	1,585	5,173	3,581
General and administrative expenses	4,192	2,985	7,815	5,716

General and administrative expense increased to $4.2 million in the second quarter from $3.0 million in the same period last year. This increase is in line with the Company’s expectations. General and administrative expenses for the six-month period increased to $7.8 million from $5.7 million last year. Stock-based compensation includes the expenses related to the Company’s Performance Share Units and the issuance of stock options.

The increase in other general and administrative costs of $1.2 million in the second quarter and $1.6 million for the six-month period relate primarily to increased cost of regulatory compliance and lower allocation of corporate services to operating divisions as certain finance, legal and communication functions were decentralized.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data from the consolidated statements of income and retained earnings (deficit) for each of the eight most recent quarters ended February 28, 2005. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2004.

(thousands of				Earnings (loss) per share
Canadian dollars)	Revenues	Segment profit	Net income (loss)	Basic and diluted
2005
2nd Qtr	155,300	38,024	12,945	$0.30
1st Qtr	180,600	62,365	29,077	$0.68
2004
4th Qtr	162,959	42,837	14,018	$0.33
3rd Qtr	163,864	(43,777)	(51,160)	(1.20)
2nd Qtr	155,019	34,069	8,305	0.19
1st Qtr	184,962	57,269	5,700	0.13
2003
4th Qtr	175,138	41,737	12,432	$0.29
3rd Qtr	155,296	44,186	12,265	0.29

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year end August 31, 2004, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

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Significant items causing variations in quarterly results

•
The first quarter of fiscal 2004 was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. This change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million ($0.42/share).

•
The third quarter of fiscal 2004 was impacted by a non-cash, after-tax write-down in film investments of $60.3 million ($1.41/share) resulting from the Company’s decision to lower estimates of future revenue as a result of a challenging library market and lower U.S. dollar. The pre-tax write-down of $85.0 million was recorded in operating, general and administrative expenses.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2004.

Financial Position

Total assets at February 28, 2005 were $1.91 billion compared to $1.90 billion at August 31, 2004. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2004.

Current assets increased by $5.6 million. Cash and cash equivalents increased by $5.2 million. Accounts receivable, decreased by $4.8 million. Prepaid expenses and program rights increased by $1.5 million and $6.9 million respectively. The decrease in accounts receivable was due to lower revenues in Content and higher cash collections in the current year. The increase in prepaid expenses reflects the timing of certain expenditures such as insurance.

Non-current assets increased by $8.0 million. Tax credits receivable increased by $2.8 million due to accruals made related to film production. Capital assets decreased by $6.9 million as capital expenditures of $6.2 million were offset by depreciation of $11.0 million and asset disposals of $2.1 million. Program and film rights (current and non-current) increased by $20.2 million, as accruals for acquired rights of $74.9 million were offset by amortization of $54.6 million. Film investments increased by $3.4 million, as net film spending of $26.8 million was offset by film amortization and accruals for tax credits. Deferred charges decreased by $1.5 million due primarily to amortization.

Current liabilities increased by $6.0 million. Accounts payable and accrued liabilities increased by $6.4 million and income taxes payable decreased by $0.4 million. Accounts payable and accrued liabilities related to working capital decreased by $7.1 million, due to the payment of rightsholders’ participations, while non-working capital accruals for program rights and film investments increased by $13.5 million.

Non-current liabilities decreased by $33.6 million. Long-term debt decreased by $66.6 million, resulting from repayments of $34.0 million and foreign exchange translation adjustments. Deferred credits increased by $26.0 million, as payments of $2.1 million for public benefits related to acquisitions were offset by $29.8 million in deferred foreign exchange gains for the year and other working capital adjustments. Net future tax liability (including current asset) increased by $8.5 million primarily as a result of the utilization of tax loss carryforwards.

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Share capital increased by $0.9 million as a result of the exercising of employee stock options. Contributed surplus increased by $1.1 million as a result of expensing stock-based compensation for the period. Cumulative translation adjustment decreased by $1.8 million due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $52.3 million in the second quarter, and increased by $5.2 million in the six months ended February 28, 2005.

Cash provided by operating activities for the second quarter was $55.5 million, compared to $54.3 million last year. A decrease in net income adjusted for non-cash items of $1.7 million and increase of $2.3 million in program rights expenditures were offset by a decrease in investment in non-cash working capital of $6.5 million. Cash provided by operating activities for the six month period was $47.2 million compared to $52.1 million in the prior year. An increase in net income adjusted for non-cash items of $1.9 million and a reduced investment in working capital of $2.0 million were offset by an increase of $8.4 million in program rights expenditures.

Cash used in investing activities was $1.9 million for the second quarter compared to $6.0 million last year. The decrease in cash used reflects a decrease in capital expenditures and lower payments for public benefits associated with acquisitions, as well proceeds from the sale of non-core assets. Cash used in investing activities for the six month period was $6.4 million, compared to $12.4 million in the prior year, as there were reduced requirements for capital expenditures and payments for public benefits associated with acquisitions, as well as proceeds from the sale of non-core assets.

Cash used in financing activities in the second quarter was $1.3 million compared to $5.8 million last year. The prior year’s quarter included a repayment of the bank loan of $5.0 million. Cash used in financing activities for the six month period was $35.6 million, compared to $1.7 million in the prior year, as the Company paid down its U.S. dollar denominated bank loan balance of $34.0 million in the first quarter of fiscal 2005.

Net debt and adjusted net debt

At February 28, 2005, net debt was $362.1 million, down from $433.9 million at August 31, 2004. Adjusted net debt at February 28, 2005 was $503.6 million, down from $545.5 million at August 31, 2004. Adjusted net debt to adjusted segment profit at February 28, 2005 was 2.7 times, down from 3.1 times at August 31, 2004.

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Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2004, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures.

Free cash flow

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
(thousands of Canadian dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities	55,530	54,348	47,160	52,059
Investing activities	(1,868)	(5,993)	(6,387)	(12,372)
Free cash flow	53,662	48,355	40,773	39,687

Net debt and adjusted net debt

	As at February 28,	As at August 31,
(thousands of Canadian dollars)	2005	2004
Long-term debt	462,563	529,139
Cash and cash equivalents	(100,441)	(95,231)
Net debt	362,122	433,908
Unrealized cumulative foreign exchange gains	141,437	111,625
Adjusted net debt	503,559	545,533

Adjusted net debt to adjusted segment profit

	As at February 28,	As at August 31,
(thousands of Canadian dollars except ratios)	2005	2004
Adjusted net debt [numerator]	503,559	545,533
Adjusted segment profit Segment profit (1)	99,449	90,398
Write-down of investment in film (1)	85,000	85,000
Adjusted segment profit [denominator]	184,449	175,398
Adjusted net debt to adjusted segment profit	2.7	3.1

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” of Management’s Discussion and Analysis.

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CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at February 28,	As at August 31,
(in thousands of Canadian dollars)	2005	2004
ASSETS
Current
Cash and cash equivalents	100,441	95,231
Accounts receivable	138,879	143,641
Prepaid expenses and other	11,159	9,674
Program and film rights	99,662	92,786
Future tax asset	10,475	13,719
Total current assets	360,616	355,051

Tax credits receivable	13,542	10,774
Investments and other assets	40,961	41,683
Capital assets, net	75,178	82,105
Program and film rights	45,832	32,523
Film investments [note 2]	60,230	56,867
Deferred charges	17,818	19,305
Broadcast licenses	509,040	509,040
Goodwill [note 3]	787,218	789,518
	1,910,435	1,896,866
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	167,791	161,397
Income taxes payable	4,156	4,567
Total current liabilities	171,947	165,964
Long-term debt [note 4]	462,563	529,139
Deferred credits [note 5]	172,185	146,164
Future tax liability	174,323	169,085
Other long-term liabilities	17,172	16,203
Non-controlling interest	9,888	9,131
Total liabilities	1,008,078	1,035,686
SHAREHOLDERS’ EQUITY
Share capital [note 6]	884,948	884,053
Contributed surplus	2,432	1,287
Retained earnings (deficit)	23,840	(17,122)
Cumulative translation adjustment [note 10]	(8,863)	(7,038)
Total shareholders’ equity	902,357	861,180
	1,910,435	1,896,866

See accompanying notes

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair

April 14, 2005

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CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

	Three months ended		Six months ended
[unaudited]	February 28,	February 29,	February 28,	February 29,
(in thousands of Canadian dollars except per share amounts)	2005	2004	2005	2004
Revenues	155,300	155,019	335,900	339,981
Operating, general and administrative expenses [note 10]	117,276	120,950	235,511	248,643
	38,024	34,069	100,389	91,338
Depreciation	5,598	7,019	11,017	13,112
Amortization	1,153	2,365	2,318	4,587
Interest on long-term debt	13,823	14,810	27,415	28,597
Other income, net	(2,606)	(3,679)	(8,968)	(6,064)
Income before income taxes and non-controlling interest	20,056	13,554	68,607	51,106
Income tax expense	6,148	4,664	24,891	35,761
Income before non-controlling interest	13,908	8,890	43,716	15,345
Non-controlling interest	(963)	(585)	(1,694)	(1,340)
Net income for the period	12,945	8,305	42,022	14,005
Retained earnings (deficit), beginning of period	11,955	13,835	(17,122)	8,135
Dividends paid	(1,060)	(1,060)	(1,060)	(1,060)
Retained earnings, end of period	23,840	21,080	23,840	21,080
Earnings per share [note 8]
Basic and diluted	$0.30	$0.19	$0.98	$0.33
Weighted average number of shares outstanding [in thousands]
Basic	42,475	42,733	42,742	42,700
Diluted	43,000	43,030	42,901	42,900

See accompanying notes

Corus	14

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
[unaudited]	February 28,	February 29,	February 28,	February 29,
(in thousands of Canadian dollars)	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income for the period	12,945	8,305	42,022	14,005
Add (deduct) non-cash items:
Depreciation	5,598	7,019	11,017	13,112
Amortization of program and film rights	26,443	27,244	54,591	52,071
Amortization of film investments	8,401	12,846	17,823	27,904
Other amortization	1,154	2,365	2,319	4,587
Future income taxes	5,211	615	8,441	17,417
Non-controlling interest	963	585	1,694	1,340
Foreign exchange losses (gains)	-	952	(2,747)	(1,434)
Stock-based compensation	1,367	1,400	2,642	2,135
Unrealized derivative losses (gains)	(1,490)	499	(3,576)	1,034
Other	(334)	167	41	178
Net change in non-cash working capital balances related to operations	37,462	30,970	(1,802)	(3,824)
Payment of program and film rights	(28,864)	(26,550)	(58,551)	(50,136)
Net additions to film investments	(13,326)	(12,069)	(26,754)	(26,330)
Cash provided by operating activities	55,530	54,348	47,160	52,059

INVESTING ACTIVITIES
Additions to capital assets	(3,201)	(3,748)	(6,238)	(7,534)
Decrease (increase) in investments, net	(108)	238	(1,015)	60
Decrease in public benefits associated with acquisitions	(1,024)	(2,541)	(2,145)	(5,014)
Proceeds from sale of assets	3,297	58	3,843	116
Additions to deferred charges	(832)	-	(832)	-
Cash used in investing activities	(1,868)	(5,993)	(6,387)	(12,372)

FINANCING ACTIVITIES
Decrease in bank loans	-	(5,000)	(34,017)	(2,637)
Payments of other long-term liabilities	(246)	(216)	(444)	(451)
Issuance of shares under stock option plan	687	237	687	2,189
Dividends paid	(1,060)	(1,060)	(1,060)	(1,060)
Dividends paid to non-controlling interest	(937)	-	(937)	-
Other	208	210	208	210
Cash used in financing activities	(1,348)	(5,829)	(35,563)	(1,749)
Net increase in cash and cash equivalents during period	52,314	42,526	5,210	37,938
Cash and cash equivalents, beginning of period	48,127	39,286	95,231	43,874
Cash and cash equivalents, end of period	100,441	81,812	100,441	81,812

See accompanying notes

Corus	15

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2005
(in thousands of Canadian dollars except share information)

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. Our broadcasting businesses (Radio and Television) and our Content business each has unique seasonal aspects.

For our broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

For our Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

2.	FILM INVESTMENTS

	As at February 28,	As at August 31,
	2005	2004
Projects in development and in process, net of advances	16,243	15,990
Completed projects and distribution rights	31,157	31,843
Investments in third party film projects	12,830	9,034
	60,230	56,867

Corus	16

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2005
(in thousands of Canadian dollars except share information)

3.	GOODWILL

During the second quarter the Company sold its 50% share in the assets of the Locomotion Channel to a wholly-owned subsidiary of Sony Pictures Inc. for an aggregate $6,200 purchase price. The purchase price is to be paid out over three years and a portion is subject to certain performance related holdbacks. There was a reduction of $2,300 in goodwill, and no gain or loss for accounting purposes on this disposition.

4.	LONG TERM DEBT

	As at February 28, 2005	As at August 31, 2004
Senior subordinated notes
Principal amount translated into Canadian dollars at hedged rate	604,000	604,000
Unrealized cumulative foreign exchange gains	(141,437)	(111,625)
Senior subordinated notes translated at the current rate	462,563	492,375
Bank loans	-	36,764
	462,563	529,139

Effective January 31, 2005 the Company’s credit facility with a syndicate of banks was amended. The amendment resulted in an extension of the maturity of the facility to January 31, 2009. The amount committed is $215,000 which is available on a revolving basis and repayable at maturity. Other terms of the amended credit facility are substantially similar to the prior credit facility.

5.	DEFERRED CREDITS

	As at February 28, 2005	As at August 31, 2004
Public benefits associated with acquisitions	28,957	31,102
Cross-currency agreements translated into Canadian dollars at the current rate	141,437	111,625
Unearned revenue from distribution and licensing of film rights	1,213	2,800
Other	578	637
	172,185	146,164

Corus	17

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2005
(in thousands of Canadian dollars except share information)

6.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of a majority of the existing Class A shareholders, an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2004 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2004	1,724,929	26,715	41,014,099	857,338	884,053
Issuance of shares under Stock Option Plan	-	-	27,302	687	687
Repayment of executive stock purchase loans	-	-	-	208	208
Balance, February 28, 2005	1,724,929	26,715	41,041,401	858,233	884,948

There were no significant changes to the outstanding share capital subsequent to quarter end.

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During the first six months of fiscal 2005, the Company granted 443,600 stock options with a weighted average exercise price of $23.80 per share, and a term of seven and a half years. The weighted average fair value of the stock options granted in the first six months of fiscal 2005 was $9.02 per option.

As at February 28, 2005, the Company has outstanding stock options for 3,517,504 Class B Non-Voting Shares, of which 2,156,945 are exercisable.

Corus	18

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2005
(in thousands of Canadian dollars except share information)

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2005	Fiscal 2004
Expected life	Five years	Five years
Risk-free interest rates	4.31%	4.08% to 4.67%
Dividend yield	0.21%	0.19%
Volatility	35.98%	37.21% to 39.52%

The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the three and six month periods of $495 and $1,145 respectively (2004 - $650 and $650 respectively) and this has been credited to contributed surplus.

For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended		Six months ended
	February 28,	February, 29,	February 28,	February 29,
	2005	2004	2005	2004
Net income	12,945	8,305	42,022	14,005
Pro forma net income	12,555	7,757	41,148	12,758
Pro forma basic and diluted earnings per share	$0.29	$0.18	$0.96	$0.30

7.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, digital audio services and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and

Corus	19

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2005
(in thousands of Canadian dollars except share information)

television programs, merchandise licensing and publishing. Prior to the first quarter of fiscal 2005, the Content segment had been reported with two components: Content - production and distribution; and Content - branded consumer products. Corus has changed the structure of its internal organization such that the production and distribution of television products and the licensing of related products are managed as an integrated business process, and are not meaningful to view as separate business activities. Commencing with the first quarter of fiscal 2005, the results of the Content division have been disclosed in aggregate, and the corresponding items of segment information for earlier periods have been restated.

Except as noted above, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

(a)	Revenues and segment profit

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Revenues
Radio	53,542	47,839	119,075	108,577
Television	81,724	75,171	180,244	169,374
Content	20,841	34,291	39,769	65,009
Eliminations	(807)	(2,282)	(3,188)	(2,979)
	155,300	155,019	335,900	339,981
Segment profit
Radio	10,014	7,734	31,038	25,535
Television	30,411	26,495	75,356	66,283
Content	1,525	2,830	1,647	5,435
Corporate	(4,192)	(2,985)	(7,815)	(5,716)
Eliminations	266	(5)	163	(199)
	38,024	34,069	100,389	91,338

The corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)	Segment assets

	As at February 28,	As at August 31,
	2005	2004
Radio	743,907	744,358
Television	881,236	855,186
Content	171,037	187,119
Corporate	116,300	112,424
Eliminations	(2,045)	(2,221)
	1,910,435	1,896,866

Assets are located primarily within Canada.

Corus	20

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2005
(in thousands of Canadian dollars except share information)

8.	EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts.

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Net income for the period [numerator]	12,945	8,305	42,022	14,005
Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	42,745	42,733	42,742	42,700
Effect of dilutive securities	255	297	159	200
Weighted average number of shares outstanding - diluted	43,000	43,030	42,901	42,900

9.	CONSOLIDATED STATEMENT OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Interest paid	166	636	27,013	28,658
Interest received	615	1,075	1,269	1,455
Income taxes paid	7,610	5,975	19,705	23,099

10.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Six months ended
	February 28,	February 29,	February 28,	February 29,
	2005	2004	2005	2004
Operating, general and administrative expenses	46	(717)	(1,025)	(1,185)
Other income, net	(38)	1,129	(3,985)	(1,575)
Total foreign exchange gains	8	412	(5,010)	(2,760)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Corus	21

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2005
(in thousands of Canadian dollars except share information)

Balance, August 31, 2004	(7,038)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(2,272)
Other	447
Balance, February 28, 2005	(8,863)

11.	RELATED PARTY TRANSACTIONS

In the first quarter of fiscal 2005, Corus acquired a cable advertising business for $0.9 million in cash from Shaw Communications Inc., a company subject to common voting control. All other related party transactions in the quarter were in the normal course of business, as described in note 26 of the consolidated financial statements for the year ended August 31, 2004.

12.	PENDING TRANSACTION

On March 30, 2004, Corus and Astral Media Inc. announced their intention to exchange a number of radio assets in the province of Quebec, subject to regulatory approval. The transaction will bring Corus’ radio stations total to 53, with 15 radio stations in the province of Quebec. As this is a non-monetary transaction to be recorded at carrying value, there is no gain or loss anticipated on approval of this transaction.

13.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2005 consolidated financial statements.

Corus	22